
March 13, 2014

<u>Via E-mail</u>
Alan B. Levan
Chief Executive Officer
BBX Capital Corporation
401 East Las Olas Boulevard
Fort Lauderdale, FL 33301

> **Re: BBX Capital Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed April 1, 2013**
> **Form 10-Q for Fiscal Quarter Ended**
> **September 30, 2013**
> **Filed November 14, 2013**
> **File No. 001-13133**

Dear Mr. Levan:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/Mark Webb for
>
> Kathryn McHale
> Senior Staff Attorney

cc: <u>Via E-mail</u>
       John K. Grelle
       Alison W. Miller, Esq.